UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 3)*

Under the Securities Exchange Act of 1934

NATIONAL WESTERN LIFE GROUP INC.

(Name of Issuer)

Class A Common Stock ($0.01 par value)

(Title of Class of Securities)

638517102

(CUSIP Number)

Wayne H. Madsen, Executive Vice President

Moody National Bank

2302 Postoffice St.

Galveston, Texas 77550

(409) 632-5234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provision of the Act (however, see the Notes).

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody RSM Interests Ltd.

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions)

OO

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 289,474
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 289,474

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

289,474

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

13.Percent of Class Represented by Amount in Row (11):

8.42%

14.Type of Reporting Person (See Instructions):

       PN

.

CUSIP No.  638517102

7.Names of Reporting Persons:

Moody RSM Management Company LLC

8.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

9.SEC Use Only

10.Source of Funds (See instructions) Not applicable.

11.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

12.Citizenship or Place of Organization:

Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 289,474
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 289,474

15.Aggregate Amount Beneficially Owned by Each Reporting Person:

289,474

16.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [ ]

17.Percent of Class Represented by Amount in Row (11):

8.42%

18.Type of Reporting Person (See Instructions):

OO

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Russell S. Moody

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

U.S.A.

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 291,324
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 291,324

19.Aggregate Amount Beneficially Owned by Each Reporting Person:

1,850

20.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

21.Percent of Class Represented by Amount in Row (11):

Less than 1%

22.Type of Reporting Person (See Instructions):

       IN

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody National Bank

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     U.S.A. (Reporting person is a nationally chartered banking association.)

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 291,325
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 291,325

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

       0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

      BK

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody Bancshares, Inc.

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 291,325
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 291,325

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

       0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

              CO

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Moody Bank Holding Company

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Nevada

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 291,325
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 291,325

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

       0

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

0%

14.Type of Reporting Person (See Instructions):

              CO

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Three R Trusts

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

                     Texas

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 0
8. Shared Voting Power: 293,825
9. Sole Dispositive Power: 0
10. Shared Dispositive Power: 293,825

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

2,500

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

Less than 1%

14.Type of Reporting Person (See Instructions):

              OO

.

CUSIP No.  638517102

1.Names of Reporting Persons:

Irwin M. Herz, Jr.

2.Check the Appropriate Box if a Member of a Group

(a) [ ]

(b) [X]

3.SEC Use Only

4.Source of Funds (See instructions) Not applicable.

5.Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.Citizenship or Place of Organization:

U.S.A.

Number of shares Beneficially owned By each reporting Person with:	7. Sole Voting Power: 2,000
8. Shared Voting Power: 293,825
9. Sole Dispositive Power: 2,000
10. Shared Dispositive Power: 293,825

11.Aggregate Amount Beneficially Owned by Each Reporting Person:

2,000

12.Check if the Aggregate Amount in Row (11) Excludes Certain Shares  [X]

13.Percent of Class Represented by Amount in Row (11):

Less than 1%

14.Type of Reporting Person (See Instructions):

              IN

.

Explanatory Note:

This Amendment No. 3 to Schedule 13D amends the Schedule 13D relating to the Class A Common Stock of National Western Life Group, Inc. (“Issuer”) originally filed with the Securities and Exchange Commission on June 15, 2016 by Robert L. Moody, Sr., Moody National Bank, Moody Bancshares, Inc., Moody Bank Holding Company, Three R Trusts, and Irwin M. Herz, Jr., as amended on October 16, 2019 and April 3, 2020.  As previously reported, on March 30, 2020, Moody National Bank, for and on behalf of The Robert L. Moody Revocable Trust as its trustee, transferred 289,474 shares of Issuer’s Class A Common Stock owned by such revocable trust to Moody RSM Interests Ltd. (the “RSM Partnership”).  Moody RSM Management Company LLC is the sole general partner of the RSM Partnership and, as such, has voting and dispositive power with respect to the Class A shares of Issuer owned by the RSM Partnership.  Russell S. Moody and Moody National Bank are co-managers of Moody RSM Management Company LLC.  In addition, Moody National Bank is attorney-in-fact for Russell S. Moody pursuant to a Power of Attorney previously executed by him. Moody National Bank, therefore, is reporting the acquisition of Class A shares by the RSM Partnership pursuant to this Amendment No. 3.

Item 1.  Security and Issuer

This statement on Schedule 13D relates to the Class A Common Stock of National Western Life Group, Inc. ("Issuer"). The address of Issuer's principal executive offices is 10801 N. Mopac Expy Bldg 3, Austin, Texas 78759.

Item 2. Identity and Background

(a)Moody RSM Interests Ltd. (Texas limited partnership)

Moody RSM Management Company LLC (Texas limited liability company)

Russell S. Moody

Moody National Bank (national banking association)

Moody Bancshares, Inc. (Texas corporation)

Moody Bank Holding Company (Nevada corporation)

Three R Trusts (Texas trust)

Irwin M. Herz, Jr.

(b)The address of the principal business office of Moody RSM Interests Ltd., Moody RSM Management Company LLC, Moody National Bank, Moody Bancshares,  Inc. and Moody Bank Holding Company is:

2302 Postoffice

Galveston, Texas  77550

The address of the principal business office of Russell S. Moody and the Three R Trusts is:

2302 Postoffice, Suite 702

Galveston, Texas  77550

The address of the principal business office of Irwin M. Herz, Jr. is:

One Moody Plaza

18th Floor

Galveston, Texas  77550

.

(c)Moody RSM Interests Ltd. and Moody RSM Management Company LLC are engaged in investments.

Russell S. Moody is engaged in investments.

Moody National Bank is a national bank.

Moody Bancshares, Inc. and Moody Bank Holding Company are bank holding companies.

Three R Trusts are trusts for the benefit of the children of Robert L. Moody, Sr., including Russell S. Moody.

Irwin M. Herz, Jr. is an attorney and trustee of the Three R Trusts.

(d)None of the Reporting Persons, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)None of the Reporting Persons, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)Russell S. Moody and Irwin M. Herz, Jr. are citizens of the U.S.A.

Item 3.Source and Amount of Funds or Other Consideration

On March 30, 2020, Moody National Bank, for and on behalf of The Robert L. Moody Revocable Trust as its trustee, transferred 289,474 shares of Issuer’s Class A Common Stock owned by such revocable trust to Moody RSM Interests Ltd. (the “RSM Partnership”), in exchange for all of the Class A limited partnership interest of the RSM Partnership.

Item 4.  Purpose of Transaction

The acquisition of Issuer securities by the RSM Partnership was made in connection with business and estate planning for Robert L. Moody, Sr.  The Reporting Persons do not have any plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. Following the acquisition of Issuer securities by the RSM Partnership, the Reporting Persons will consider a variety of alternatives to preserve and maximize the value of the RSM Partnership’s investment in the Issuer in light of a number of considerations, including the financial performance of the Issuer, tax planning matters, and general economic and market conditions.  Accordingly, the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.Interest in Securities of the Issuer

(a)The RSM Partnership beneficially owns 289,474 shares of Issuer’s Class A Common Stock, representing 8.42% of such class.

As general partner of the RSM Partnership, Moody RSM Management Company LLC may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RSM Partnership.

Russell S. Moody beneficially owns 1,850 shares of Issuer’s Class A Common stock, representing less than 1% of such class. As co-manager of Moody RSM Management Company LLC, Russell S. Moody may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RSM Partnership.  Russell S. Moody disclaims beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RSM Partnership pursuant to Rule 13d-4.

As attorney-in-fact for Russell S. Moody pursuant to a Power of Attorney previously executed by

.

him, Moody National Bank may have beneficial ownership of the 1,850 Class A shares beneficially owned by Russell S. Moody, and in such capacity and as co-manager of Moody RSM Management Company LLC, Moody National Bank may have beneficial ownership of the 289,474 shares of Issuer’s Class A Common Stock owned by the RSM Partnership.  In addition, as attorney-in-fact for Robert L. Moody, Sr. pursuant to a Power of Attorney previously executed by him, Moody National Bank may have beneficial ownership of the one share of Issuer’s Class A common stock owned by Robert L. Moody Sr.’s spouse.  Moody National Bank disclaims beneficial ownership of all 291,325 of such shares pursuant to Rule 13d-4.

Moody Bank Holding Company owns a controlling interest in Moody National Bank and, therefore, may have beneficial ownership of the 291,325 Class A shares that may be beneficially owned by Moody National Bank.  Moody Bank Holding Company disclaims beneficial ownership of such shares pursuant to Rule 13d-4.

Moody Bancshares, Inc. owns all of the outstanding capital stock of Moody Bank Holding Company and, therefore, may have beneficial ownership of the 291,325 Class A shares that may be beneficially owned by Moody National Bank.  Moody Bancshares, Inc. disclaims beneficial ownership of such shares pursuant to Rule 13d-4.

The Three R Trusts own a controlling interest in Moody Bancshares, Inc. and may have beneficial ownership of the 291,325 Class A shares that may be beneficially owned by Moody National Bank.  In addition, the Three R Trusts separately beneficially own an additional 2,500 Class A shares, representing less than 1% of such class.  The Three R Trusts disclaim beneficial ownership of the 291,325 Class A shares that may be beneficially owned by Moody National Bank pursuant to Rule 13d-4.

Irwin M. Herz, Jr. owns 2,000 Issuer Class A shares directly, representing less than 1% of such class.  In addition, Mr. Herz is the sole trustee of the Three R Trusts and may beneficially own the 291,325 Class A shares that may be beneficially owned by Moody National Bank and the 2,500 Class A shares beneficially owned by the Three R Trusts.  Mr. Herz disclaims beneficial ownership of the 291,325 Class A shares that may be beneficially owned by Moody National Bank and the 2,500 shares beneficially owned by the Three R Trusts pursuant to Rule 13d-4.

(b)Number of shares as to which such person has:

(i)Sole power to vote or to direct the vote:

Irwin M. Herz, Jr. has the sole power to vote or direct the vote of 2,000 shares of Issuer’s Class A Common Stock.

(ii)Shared power to vote or to direct the vote:

The RSM Partnership and Moody RSM Management Company LLC have shared power to vote or direct the vote of 289,474 shares of Issuer’s Class A Common Stock.

Russell S. Moody has shared power to vote or direct the vote of 291,324 shares of Issuer’s Class A Common Stock.

Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to vote or direct the vote of 291,325 shares of Issuer’s Class A Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to vote or direct the vote of 293,825 shares of Issuer’s Class A Common Stock.

.

(iii)Sole power to dispose or to direct the disposition of:

Irwin M. Herz, Jr. has the sole power to dispose or direct the disposition of 2,000 shares of Issuer’s Class A Common Stock.

(iv)Shared power to dispose or to direct the disposition of:

The RSM Partnership and Moody RSM Management Company LLC have shared power to dispose or direct the disposition of 289,474 shares of Issuer’s Class A Common Stock.

Russell S. Moody has shared power to dispose or direct the disposition of 291,324 shares of Issuer’s Class A Common Stock.

Moody National Bank, Moody Bancshares, Inc. and Moody Bank Holding Company have shared power to dispose or direct the disposition of 291,325 shares of Issuer’s Class A Common Stock.

The Three R Trusts and Irwin M. Herz, Jr. have shared power to dispose or direct the disposition of 293,825 shares of Issuer’s Class A Common Stock.

(c)As part of business and estate planning for Robert L. Moody, Sr., on March 30, 2020, Moody National Bank, for and on behalf of the Robert L. Moody Revocable Trust as its trustee, transferred 1,157,896 shares of Issuer’s Class A Common Stock owned by such trust to the following four entities in equal amounts of 289,474 shares each: the RSM Partnership, Moody FAMD Interests Ltd., Moody RLM Jr. Interests Ltd., and Moody RRM Interests Ltd.  Each of such transfers was made in consideration for the Class A limited partnership interest of each respective transferee limited partnership.

(d)Not applicable.

(e)Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Issuer

The response to Item 3 and Item 5(a) above is incorporated herein by reference.

Item 7.  Material to be filed as Exhibits

Attached hereto as Exhibit A is a Joint Filing Agreement dated April 7, 2020 by and among the RSM Partnership, Moody RSM Management Company LLC, Russell S. Moody, Moody National Bank, Moody Bancshares, Inc., Moody Bank Holding Company, Three R Trusts, and Irwin M. Herz, Jr.

.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 7, 2020

Moody RSM Interests Ltd.

By: Moody RSM Management Company LLC, its general partner

By: Moody National Bank, its co-manager

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody RSM Management Company LLC

By: Moody National Bank, its co-manager

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Russell S. Moody

By: Moody National Bank, as Attorney-in-Fact

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody National Bank

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody Bancshares, Inc.

By:   /s/ Victor R. Pierson

Victor R. Pierson, President

Moody Bank Holding Company

By:  /s/ Victor R. Pierson

Victor R. Pierson, President

Three R Trusts

By:  /s/ Irwin M. Herz, Jr.

Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr.

.

EXHIBIT A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Class A Common Stock of National Western Life Group, Inc. dated as of April 7, 2020 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: April 7, 2020

Moody RSM Interests Ltd.

By: Moody RSM Management Company LLC, its general partner

By: Moody National Bank, its co-manager

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody RSM Management Company LLC

By: Moody National Bank, its co-manager

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Russell S. Moody

By: Moody National Bank, as Attorney-in-Fact

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody National Bank

By:   /s/ Wayne H. Madsen

Wayne H. Madsen, Executive Vice President

Moody Bancshares, Inc.

By:   /s/ Victor R. Pierson

Victor R. Pierson, President

Moody Bank Holding Company

By:  /s/ Victor R. Pierson

Victor R. Pierson, President

Three R Trusts

By:  /s/ Irwin M. Herz, Jr.

Irwin M. Herz, Jr., Trustee

Irwin M. Herz, Jr.

/s/ Irwin M. Herz, Jr

.

.